

May 6, 2014

<u>Via E-mail</u>
Mr. Michael Uffman
Chief Financial Officer
Red Mountain Resources, Inc.
2515 McKinney Avenue, Suite 900
Dallas, TX 75201

      Re: **Red Mountain Resources, Inc.**
              Form 10-K for Fiscal Year Ended May 31, 2013
              Filed September 13, 2013
              File No. 0-54444

Dear Mr. Uffman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Ethan Horowitz

              Ethan Horowitz
              Branch Chief